UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Evergreen Energy Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30024B203
(CUSIP Number)
March 2, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 12

CUSIP No.	30024B203

1.	NAMES OF REPORTING PERSONS. Edgehill Partners

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,244

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		1,463,244

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,463,244

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	FI

Schedule 13G	Page 3 of 12

CUSIP No.	30024B203

1.	NAMES OF REPORTING PERSONS. Edgehill Multi Strategy Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,422,364

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		1,422,364

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,422,364

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	FI

Schedule 13G	Page 4 of 12

CUSIP No.	30024B203

1.	NAMES OF REPORTING PERSONS. William Bradford Todd White

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,244

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		1,463,244

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,463,244

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Schedule 13G	Page 5 of 12

CUSIP No.	30024B203

1.	NAMES OF REPORTING PERSONS. Jason Mann

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,244

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		1,463,244

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,463,244

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Schedule 13G	Page 6 of 12

CUSIP No.	30024B203

1.	NAMES OF REPORTING PERSONS. Ian Fairbrother

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,463,244

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		1,463,244

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,463,244

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Schedule 13G	Page 7 of 12

Item 1. (a)	Name of Issuer: Evergreen Energy Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices: 1225 17th Street, Suite 1300 Denver, Colorado, 80202

Item 2. (a)	Name of Person Filing:
     This Schedule 13G is being filed by Edgehill Partners (“Edgehill Partners”), Edgehill Multi Strategy Master Fund, Ltd. (“Edgehill Fund”), William Bradford Todd White (“Mr. White”), Jason Mann (“Mr. Mann”) and Ian Fairbrother (“Mr. Fairbrother”) with regard to common stock and securities convertible into common stock of Evergreen Energy Inc., a Delaware corporation (the “Issuer”). Edgehill Fund is an offshore fund organized as an Exempted Company under the laws of the Cayman Islands. The investments of Edgehill Fund are managed by Edgehill Partners, a partnership organized under the laws of Ontario, Canada. Edgehill Fund can remove Edgehill Partners as the manager of the Edgehill Fund upon six-months advance written notice. As of the date of signing of this report, Edgehill Partners, as the manager of the Edgehill Fund, has the shared power to vote and dispose or direct the disposition of 1,422,364 shares of common stock (or securities convertible into common stock) of the Issuer owned by Edgehill Fund. As of the date of signing of this report, Edgehill Partners also has the shared power to vote and dispose or direct the disposition of 40,880 shares of common stock of the Issuer owned by another account that it manages. The power to vote and dispose or direct the disposition of the securities of the issuer on behalf of Edgehill Partners is vested in Mr. White, Mr. Mann and Mr. Fairbrother, as portfolio managers.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:
The principal business office of Edgehill Partners, Mr. White, Mr. Mann and Mr. Fairbrother is located at:
2 Bloor Street East, Suite 2102
Toronto, Ontario
M4W 1A8
Canada
The principal business office of Edgehill Fund is located at:
Edgehill Multi Strategy Master Fund, Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Schedule 13G	Page 8 of 12

Item 2. (c)	Citizenship: Edgehill Partners is a partnership organized under the laws of Ontario, Canada. Edgehill Fund is an Exempted Company organized under the laws of the Cayman Islands. Mr. White, Mr. Mann and Mr. Fairbrother are citizens of Ontario, Canada.

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 30024B203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Schedule 13G	Page 9 of 12

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Edgehill Partners — 1,463,244 Edgehill Fund — 1,422,364 Mr. Mann — 1,463,244 Mr. White — 1,463,244 Mr. Fairbrother —1,463,244

(b)	Percent of class: Edgehill Partners — 5.6% Edgehill Fund — 5.5% Mr. Mann — 5.6% Mr. White — 5.6% Mr. Fairbrother —5.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: Edgehill Partners — 0 Edgehill Fund — 0 Mr. Mann — 0 Mr. White — 0 Mr. Fairbrother — 0

(ii)	Shared power to vote or to direct the vote: Edgehill Partners — 1,463,244 Edgehill Fund — 1,422,364 Mr. Mann — 1,463,244 Mr. White — 1,463,244 Mr. Fairbrother —1,463,244

(iii)	Sole power to dispose or to direct the disposition of: Edgehill Partners — 0 Edgehill Fund — 0 Mr. Mann — 0 Mr. White — 0 Mr. Fairbrother —0

(iv)	Shared power to dispose or to direct the disposition of: Edgehill Partners — 1,463,244 Edgehill Fund — 1,422,364 Mr. Mann — 1,463,244 Mr. White — 1,463,244 Mr. Fairbrother —1,463,244

Schedule 13G	Page 10 of 12

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group
     Not Applicable.

Item 10.	Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G	Page 11 of 12
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 4, 2011

Edgehill Partners
By:	/s/ William Bradford Todd White
William Bradford Todd White, Chief Executive Officer

Edgehill Multi Strategy Master Fund, Ltd.
By:	/s/ William Bradford Todd White
William Bradford Todd White, Director

/s/ William Bradford Todd White
William Bradford Todd White, Individually

/s/ Jason Mann
Jason Mann, Individually

/s/ Ian Fairbrother
Ian Fairbrother, Individually

Schedule 13G	Page 12 of 12
Joint Filing Agreement Pursuant to Rule 13d-1
     This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Dated: March 4, 2011

Edgehill Partners
By:	/s/ William Bradford Todd White
William Bradford Todd White, Chief Executive Officer

Edgehill Multi Strategy Master Fund, Ltd.
By:	/s/ William Bradford Todd White
William Bradford Todd White, Director

/s/ William Bradford Todd White
William Bradford Todd White, Individually

/s/ Jason Mann
Jason Mann, Individually

/s/ Ian Fairbrother
Ian Fairbrother, Individually